

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 29, 2008

By U.S. Mail and Facsimile to: (956) 726-6618

Dennis E. Nixon
President
International Bancshares Corporation
1200 San Bernardo Avenue
Laredo, Texas 78042-1359

> **Re:** **International Bancshares Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **File No. 000-09439**

Dear Mr. Nixon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation

Compensation Discussion and Analysis

Annual Cash Bonus Incentives, page 12 of Definitive Proxy Statement on Schedule 14A

1.   You have not provided quantitative disclosure of the performance targets to be

achieved by the company for your named executive officers to be eligible for their "annual cash bonus incentives." In future filings, please disclose the specific performance targets used to determine incentive awards. Refer to Item 402(b)(1)(v) of Regulation S-K. Alternatively, provide a supplemental analysis as to why it is appropriate to omit specific targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

2.   Based on the disclosure on page 18 of your definitive proxy statement filed on April 17, 2006 that "[i]n calculating the return for the purpose of certifying that a performance target has been achieved, the Committee will exclude significant unusual charges or income, including gains and losses resulting from changes in accounting, which are distortive of results year over year," it appears that the performance targets are based on non-GAAP financial measures. In future filings, please disclose how the performance-based financial measures are calculated from the company's audited financial statements and the reasons for any adjustments made by the committee in determining compensation in the relevant periods. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Executive Compensation Tables, page 17 of Definitive Proxy Statement on Schedule 14A

3.   Please confirm the staff's understanding that all the company's other executive officers receive total compensation of less than the $100,000 threshold. Alternatively, please advise the staff how you determined that officers of the company that receive more than the threshold amount are not considered "executive officers."

Item 15. Exhibits, Financial Statement Schedules

4.   We note the discussion of the 2006 Executive Incentive Compensation Plan in the company's definitive proxy statement filed on April 18, 2008. The exhibit list to the company's Form 10-K does not, however, include the plan as a material agreement. In future filings, please include the plan in the company's exhibits list in accordance with Item 601(b)(10)(iii)(A) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Financial Statements, page 1

5.   We note that other liabilities increased from $87 million at December 31, 2007 to $254 million at September 30, 2008 and most of this increase appears to be presented as a cash inflow from operating activities in the statement of cash flows for the nine months ended September 30, 2008. Please revise future filings to disclose the cause of the increase and tell us if you believe your presentation in the statement of cash flows is appropriate. If you believe it is not appropriate,

please provide us a materiality analysis related to the error.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley at (202) 551-3437 or Kevin Vaughn at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel